Exhibit 99.1

Canopy Growth to Acquire Hiku Brands to Strengthen Retail and Brand Portfolio

July 10, 2018

SMITHS FALLS, ON & TORONTO — Canopy Growth Corporation (“Canopy Growth”) (TSX:WEED) (NYSE:CGC) and Hiku Brands Company Ltd. (“Hiku”) (CSE:HIKU) (together, the “Companies”) are pleased to announce that they have entered into a definitive arrangement agreement (the “Agreement”) pursuant to which Canopy Growth will acquire all of the issued and outstanding common shares of Hiku (the “Transaction”).

Under the terms of the Agreement, Hiku shareholders will receive 0.046 of a Canopy Growth common share (each whole share, a “Canopy Share”) in exchange for each common share of Hiku (each, a “Hiku Share”), representing the equivalent of C$1.91 per Hiku Share and a premium of 33% based on the 20-day volume weighted average prices of the Canopy Shares and the Hiku Shares as of July 9, 2018, and a premium of approximately 21% based on the closing prices of the Canopy Shares on the Toronto Stock Exchange (“TSX”) and the Hiku Shares on the Canadian Stock Exchange (“CSE”) on July 9, 2018.

“Hiku equals brands. Canopy is built on brands. So we combined them,” said Bruce Linton, Chairman & CEO, Canopy Growth, in haiku.

Alan Gertner, Chief Executive Officer of Hiku said: “This Transaction represents an incredible step in the Hiku journey that both realizes immediate benefits for our shareholders and at the same time provides an unparalleled opportunity to join forces with a preeminent global cannabis player. Ultimately, together we will continue to build one of the world’s most engaging and successful cannabis retail and brand business. Canopy is a truly special cannabis company that is well positioned to lead both in Canada and around the world.”

Transaction Highlights:

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Secures an Immediate Attractive Premium for Hiku Shareholders:  The Transaction provides Hiku shareholders with a premium of 33% based on the 20-day volume weighted average prices of the Canopy Shares and the Hiku Shares as of July 9, 2018, and a premium of 21% based on the closing prices of the Canopy Shares on the TSX and the Hiku Shares on the CSE on July 9, 2018.

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Strengthening a Leading Vertically Integrated Global Cannabis Company: Canopy Growth is a leading diversified global cannabis company and market leader with distinct brands and an award-winning product portfolio that spans federally legal markets around the globe in both medical and recreational segments. This transaction strengthens the diversity and range of brands in the portfolio and improves access to multiple demographic segments.

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Integration of Retail Operations: The Transaction provides Canopy Growth and Hiku with an integration and expansion opportunity with respect to retail stores in provinces where direct consumer sales will be permitted pursuant to the Cannabis Act, including a pipeline of growth opportunities.

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Complimentary Portfolio of Brands: The Transaction provides Canopy Growth and Hiku with the opportunity to leverage a combined portfolio of established brands through their respective retail stores across the country and thereby generate incremental opportunities with distributors.

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Alignment with Strong Management Team: Hiku’s strong management team brings best-in-class retail, design and marketing experience, which are well aligned with and further supplements Canopy's existing strategy and operations.

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Strong Access to and Immediate Availability of Capital: Canopy Growth recently closed the issuance of convertible notes amounting to $600 million in gross proceeds. This capital and liquidity will support both Companies continued expansion efforts

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Continued Participation in Expanded Platform for Future Growth: Hiku shareholders, through their ownership of Canopy Shares, will have the opportunity to participate in the growth of Canopy Growth and will benefit from the enhanced growth prospects of the combined company. The Transaction will provide substantial infrastructure and operational support to accelerate Hiku’s growth strategy, future product development and innovation, together with Canopy Growth and its global partners.

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Enhanced Liquidity and Capital Markets Profile: Canopy Growth is listed on both the New York Stock Exchange (“NYSE”) and the TSX. Canopy Shares are highly liquid with an average daily trading volume of approximately 5.4 million shares, representing approximately C$197 million on a daily basis over the last three months.

Additional Transaction Details

The Transaction will be carried out by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and will require the approval of at least 66 2/3% of the votes cast by the shareholders of Hiku at a special meeting expected to take place in August 2018 (the “Meeting”). In addition to Hiku shareholder approval, the Transaction is subject to applicable regulatory, court and stock exchange approvals and certain other closing conditions customary in transactions of this nature. No approval of Canopy Growth shareholders is required in connection with the Transaction.

The board of directors of Hiku (the “Hiku Board”) has unanimously approved the Agreement and recommends that shareholders of Hiku vote IN FAVOUR of the Transaction. A management information circular will be mailed to shareholders in connection with the Meeting. BMO Capital Markets and INFOR Financial Inc. have each provided an opinion to the Hiku Board to the effect that, based upon and subject to the assumptions, limitations, and qualifications in such opinions, the consideration to be received pursuant to the Agreement is fair, from a financial point of view, to Hiku shareholders.

Each of the directors and senior officers of Hiku, who hold in aggregate 28.5% of the issued and outstanding Hiku Shares, have entered into voting support agreements with respect to the Transaction pursuant to which, among other things, they have agreed to vote in favour of the Transaction at the Meeting.

The board of directors of Canopy Growth (the “Canopy Board”) has unanimously approved the Agreement. Greenhill & Co. Canada Ltd. (“Greenhill”) has provided an opinion to the Canopy Board that, subject to the assumptions, limitations and qualifications set out in such opinion, the exchange ratio provided for in the Agreement is fair, from a financial point of view, to Canopy Growth.

The Agreement includes certain non-solicitation covenants subject to the right of Hiku to accept a superior proposal in certain circumstances, with Canopy Growth having a five-business day right to match any such superior proposal received by Hiku. The Agreement also provides for the payment of a C$15 million termination fee, if the Transaction is terminated in certain specified circumstances.

On July 10, 2018, the Hiku Board unanimously determined, after receiving the advice of its financial and legal advisors, that the Transaction constitutes a “Superior Proposal” pursuant to the arrangement agreement between Hiku and WeedMD Inc. (“WeedMD”) originally announced on April 19, 2018 (the “WeedMD Agreement”). The Hiku Board provided notice of that determination to WeedMD.  WeedMD has waived its “right to match” the proposal by Canopy Growth.  Accordingly, the WeedMD Agreement has been terminated and Hiku has paid a termination fee of C$10 million to WeedMD pursuant the terms of the WeedMD Agreement. Canopy has advanced Hiku the funds to pay the termination fee pursuant to a promissory note.

Advisors and Counsel

Cassels Brock & Blackwell LLP is acting as legal counsel to Canopy Growth. XIB Financial and Greenhill acted as financial advisors to Canopy Growth and Greenhill has provided a fairness opinion to the Canopy Board.

Wildeboer Dellelce LLP is acting as legal counsel to Hiku. BMO Capital Markets is acting as financial advisor to Hiku and BMO Capital Markets and INFOR Financial Inc. have each provided a fairness opinion to the Hiku Board.

Canopy Growth Contact:

Caitlin O’Hara

Media Relations

Caitlin.ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director

Bruce Linton

tmx@tweed.com

Hiku Contact: Will Stewart VP, Corporate Communications and Public Affairs wstewart@hiku.com 416-899-9422 CEO Alan Gertner investors@hiku.com

  @canopygrowth

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. Canopy Growth has operations in eight countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, Canopy Growth is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

About Hiku Brands

Hiku is focused on building a portfolio of engaging cannabis brands, unsurpassed retail experiences and handcrafted cannabis production. With a national retail footprint led by Tokyo Smoke, craft cannabis production through DOJA's ACMPR licensed grow, Van der Pop's female-focused educational platforms, and Maïtri, our Quebec based cannabis brand featuring high quality handmade accessories, Hiku houses an industry-leading portfolio that aims to set the bar for cannabis brands in Canada.

Hiku's wholly-owned subsidiary, DOJA Cannabis Ltd., is federally licensed to cultivate and sell cannabis pursuant to the ACMPR, owning two production facilities in the heart of British Columbia's Okanagan Valley. Hiku's subsidiary, TS Brandco Holdings Inc. ("Tokyo Smoke"), has been conditionally awarded one of four master retail licenses in Manitoba. Hiku also operates a network of retail stores selling coffee, clothing and curated accessories, across British Columbia, Alberta and Ontario.

Forward-Looking Statement

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth, Hiku or their respective subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to: the timing and outcome of the Transaction; the anticipated benefits of the Transaction to the parties and their respective security holders; impact of the Transaction and anticipated growth of the combined entity; and the anticipated timing of the Meeting.

Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including assumptions as to the time required to prepare and mail security holder meeting materials; the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court and shareholders approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction; other expectations and assumptions concerning the Transaction; and such risks contained in Canopy Growth’s annual information form dated June 28, 2018 and in Hiku’s amended and restated management’s discussion and analysis for the three months ended March 31, 2018 and filed with Canadian securities regulators available on Canopy Growth and Hiku’s respective issuer profile on SEDAR at www.sedar.com. Readers are cautioned that the foregoing list of factors is not exhaustive.

In respect of the forward-looking statements and information concerning the anticipated benefits and completion of the Transaction and the anticipated timing for completion of the Transaction, Canopy Growth and Hiku have provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time. Although Canopy Growth and Hiku believe that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth and Hiku do not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

There can be no assurance that the Transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The Transaction could be modified, restructured or terminated. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

Completion of the Transaction is subject to a number of conditions, including but not limited to, TSX and NYSE approval. The Transaction cannot close until the required shareholder, court and regulatory approval is obtained. There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the management information circular to be prepared in connection with the Meeting, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon.